Exhibit 99.8
Form of Releases to Stock Exchanges and Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2017 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2017	2017	2016	2017
	Audited	Audited	Audited	Audited
Revenue from operations	17,078	17,120	16,782	68,484
Other income, net	814	746	753	3,080
Total Income	17,892	17,866	17,535	71,564
Expenses
Employee benefit expenses	9,366	9,309	9,282	37,659
Cost of technical sub-contractors	1,061	1,000	917	3,833
Travel expenses	527	474	740	2,235
Cost of software packages and others	440	478	276	1,597
Communication expenses	125	149	120	549
Consultancy and professional charges	246	229	175	763
Depreciation and amortisation expenses	450	446	400	1,703
Other expenses	752	823	825	3,244
Total expenses	12,967	12,908	12,735	51,583
Profit before non-controlling interest / share in net profit / (loss) of associate	4,925	4,958	4,800	19,981
Share in net profit/(loss) of associate	–	(7)	(2)	(12)
Write-down of investment in associate*	(71)	(18)	–	(18)
Profit before tax	4,854	4,933	4,798	19,951
Tax expense:
Current tax	1,499	1,249	1,467	5,653
Deferred tax	(128)	81	(105)	(55)
Profit for the period	3,483	3,603	3,436	14,353
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	(3)	20	(17)	(45)
Equity instruments through other comprehensive income, net	–	(5)	–	(5)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(66)	11	–	39
Exchange differences on translation of foreign operations	107	(197)	38	(257)
Fair value changes on investments, net	27	(10)	–	(10)
Total other comprehensive income, net of tax	65	(181)	21	(278)
Total comprehensive income for the period	3,548	3,422	3,457	14,075
Paid up share capital (par value 5/- each, fully paid)	1,144	1,144	1,144	1,144
Other equity	67,838	67,838	60,600	67,838
Earnings per equity share (par value 5/- each)
Basic ()	15.24	15.77	15.03	62.80
Diluted ()	15.23	15.76	15.03	62.77

*	During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. The write-down in the carrying value of investment in associate DWA Nova LLC during the quarter and year ended March 31, 2017 was 18 crore.

Notes:

1.	The audited interim consolidated financial statements for the quarter ended June 30, 2017 have been taken on record by the Board of Directors at its meeting held on July 14, 2017. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. The interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	Changes to the Board
The Board appointed D. Sundaram as an Independent Director of the Company effective July 14, 2017 based on the recommendations of the Nomination and Remuneration Committee of the Board.

3.	Management Change

(1)	The Company has appointed Inderpreet Sawhney as Group General Counsel and Chief Compliance Officer effective July 3, 2017. The Board in their meeting held on July 14, 2017 resolved to include Inderpreet Sawhney as key managerial personnel (KMP) as defined under Ind AS-24 - Related Party Disclosures and designate her as an Executive Officer of the Company for purposes of reporting under the rules of the Securities Exchange Commission effective from the date of the meeting.

The Board of Directors in their meeting held on July 14, 2017, on recommendation of Nomination and Remuneration Committee, have approved the annual compensation of Inderpreet Sawhney. The cash compensation is $ 0.90 million comprising of a fixed component of $ 0.55 million, variable compensation of upto $ 0.35 million and annual performance based stock grants. Accordingly, the Nomination and Remuneration committee approved the grant of 19,450 RSUs and 44,450 stock options with effect from August 1, 2017 under the 2015 Stock Incentive Compensation Plan (2015 Plan). These RSUs and stock options shall vest over a period of 4 years from the date of grant and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of shares and the exercise price of the stock options would be the market price as on the date of grant.

Additionally, the Board of Directors in their meeting held on July 14, 2017, on recommendation of Nomination and Remuneration Committee approved a one time joining bonus of $25,000 and a one-time grant of 38,700 RSUs to be granted with effect from August 1, 2017 based on the approval of the Nomination and remuneration committee at its meeting held on July 13, 2017. These RSUs will vest over a period of 2 years from the date of grant in the ratio of 60:40 and the exercise price will be equal to the par value of the shares.

(2)	Gopi Krishnan Radhakrishnan, Acting General Counsel, resigned from the company effective June 24, 2017. The Board placed on record its appreciation for the services rendered by him during his tenure.

(3)	Sandeep Dadlani, President , resigned from the company effective July 14, 2017. The Board placed on record its appreciation for the services rendered by him during his tenure.

4.	The company has asked, for business reasons, M.D Ranganath, the CFO to operate from the US. Accordingly, the Board of Directors in their meeting held on July 14, 2017, on recommendation of Nomination and Remuneration Committee, have approved a revision to his salary comprising of fixed pay of $ 0.69 million and a variable compensation of upto $0.56 million effective July 1, 2017. In addition, in line with the executive compensation policy, he would be eligible for stock incentives as may be decided by Nomination and Remuneration committee from time to time based on performance.

5.	On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer of assets and liabilities between entities under common control will be accounted for at carrying values and will not have any impact on the consolidated financial statements.

6.	Information on dividends for the quarter ended June 30, 2017

      (in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2017	2017	2016	2017
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	11.00
Final dividend	–	14.75	–	14.75

7.	Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2017	2017	2016	2017
Revenue from operations	14,971	14,920	14,420	59,289
Profit before tax	4,716	4,783	4,460	18,938
Profit for the period	3,415	3,562	3,180	13,818

Note: The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim condensed financial statements as stated.

8.	Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2017	2017	2016	2017
Revenue by business segment		~~–~~
Financial Services (FS)	4,594	4,655	4,551	18,555
Manufacturing (MFG)	1,863	1,918	1,844	7,507
Energy & utilities, Communication and Services (ECS)	3,957	3,963	3,719	15,430
Retail, Consumer packaged goods and Logistics (RCL)	2,695	2,710	2,861	11,225
Life Sciences, Healthcare and Insurance (HILIFE)	2,170	2,148	2,004	8,437
Hi-Tech	1,235	1,211	1,322	5,122
All other segments	564	515	481	2,208
Total	17,078	17,120	16,782	68,484
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	17,078	17,120	16,782	68,484
Segment profit before tax, depreciation and non-controlling interests:		~~–~~
Financial Services (FS)	1,295	1,328	1,267	5,209
Manufacturing (MFG)	424	472	451	1,848
Energy & utilities, Communication and Services (ECS)	1,073	1,120	1,066	4,431
Retail, Consumer packaged goods and Logistics (RCL)	775	784	802	3,249
Life Sciences, Healthcare and Insurance (HILIFE)	598	596	522	2,308
Hi-Tech	273	291	321	1,277
All other segments	124	70	21	292
Total	4,562	4,661	4,450	18,614
Less: Other unallocable expenditure	451	449	403	1,713
Add: Unallocable other income	814	746	753	3,080
Add: Share in net profit/(loss) of associate	–	(7)	(2)	(12)
Less: Write-down of investment in associate	71	18	–	18
Profit before tax and non-controlling interests	4,854	4,933	4,798	19,951

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board
for Infosys Limited
Bengaluru, India	Dr. Vishal Sikka
July 14, 2017	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited condensed consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2017, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2017	2017	2016	2017
Revenues	2,651	2,569	2,501	10,208
Cost of sales	1,692	1,614	1,592	6,446
Gross profit	959	955	909	3,762
Net profit	541	543	511	2,140
Earnings per equity share
Basic	0.24	0.24	0.22	0.94
Diluted	0.24	0.24	0.22	0.94
Total assets	13,178	12,854	11,317	12,854
Cash and cash equivalents including current investments	5,184	5,027	4,681	5,027

Certain statements in these releases concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time-frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring Companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of these results is July 14, 2017, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2017, prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore except equity share data)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2017	2017	2016
Revenue from operations	17,078	68,484	16,782
Profit before tax	4,854	19,951	4,798
Net profit after tax	3,483	14,353	3,436
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	3,548	14,075	3,457
Paid-up equity share capital (par value 5/- each, fully paid)	1,144	1,144	1,144
Other equity	67,838	67,838	60,600
Earnings per share (par value 5/- each)
Basic	15.24	62.80	15.03
Diluted	15.23	62.77	15.03

*	During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. The write-down in the carrying value of investment in associate DWA Nova LLC during the quarter and year ended March 31, 2017 was 18 crore.

1.	The audited interim consolidated financial statements for the quarter ended June 30, 2017 have been taken on record by the Board of Directors at its meeting held on July 14, 2017. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. The interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	Changes to the Board

The Board appointed D. Sundaram as an Independent Director of the Company effective July 14, 2017 based on the recommendations of the Nomination and Remuneration Committee of the Board.

3.	Management Change

(1)	The Company has appointed Inderpreet Sawhney as Group General Counsel and Chief Compliance Officer effective July 3, 2017. The Board in their meeting held on July 14, 2017 resolved to include Inderpreet Sawhney as key managerial personnel (KMP) as defined under Ind AS-24 - Related Party Disclosures and designate her as an Executive Officer of the Company for purposes of reporting under the rules of the Securities Exchange Commission effective from the date of the meeting.

The Board of Directors in their meeting held on July 14, 2017, on recommendation of Nomination and Remuneration Committee, have approved the annual compensation of Inderpreet Sawhney. The cash compensation is $ 0.90 million comprising of a fixed component of $ 0.55 million, variable compensation of upto $ 0.35 million and annual performance based stock grants. Accordingly, the Nomination and Remuneration committee approved the grant of 19,450 RSUs and 44,450 stock options with effect from August 1, 2017 under the 2015 Stock Incentive Compensation Plan (2015 Plan). These RSUs and stock options shall vest over a period of 4 years from the date of grant and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of shares and the exercise price of the stock options would be the market price as on the date of grant.

Additionally, the Board of Directors in their meeting held on July 14, 2017, on recommendation of Nomination and Remuneration Committee approved a one time joining bonus of $ 25,000 and a one-time grant of 38,700 RSUs to be granted with effect from August 1, 2017 based on the approval of the Nomination and Remuneration committee at its meeting held on July 13, 2017. These RSUs will vest over a period of 2 years from the date of grant in the ratio of 60:40 and the exercise price will be equal to the par value of the shares.

(2)	Gopi Krishnan Radhakrishnan, Acting General Counsel, resigned from the company effective June 24, 2017. The Board placed on record its appreciation for the services rendered by him during his tenure.

(3)	Sandeep Dadlani, President resigned from the company effective July 14, 2017. The Board placed on record its appreciation for the services rendered by him during his tenure.

4.	The company has asked, for business reasons, M. D. Ranganath, the CFO to operate from the US. Accordingly, the Board of Directors in their meeting held on July 14, 2017, on recommendation of Nomination and Remuneration Committee, have approved a revision to his salary comprising of fixed pay of $ 0.69 million and a variable compensation of upto $0.56 million effective July 1, 2017. In addition, in line with the executive compensation policy, he would be eligible for stock incentives as may be decided by Nomination and Remuneration committee from time to time based on performance.

5.	On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer of assets and liabilities between entities under common control will be accounted for at carrying values and will not have any impact on the consolidated financial statements.

6.	Information on dividends for the quarter ended June 30, 2017

 (in )

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2017	2017	2016
Dividend per share (par value 5/- each)
Interim dividend	–	11.00	–
Final dividend	–	14.75	–

7.	Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2017	2017	2016
Revenue from operations	14,971	59,289	14,420
Profit before tax	4,716	18,938	4,460
Profit for the period	3,415	13,818	3,180

The above is an extract of the detailed format of Quarterly Financial Results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements in these results concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time-frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of these results is July 14, 2017, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited financial results of Infosys Limited for the quarter ended June 30, 2017 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter Ended June 30,	Quarter Ended March 31,	Quarter Ended June 30,	Year Ended March 31,
	2017	2017	2016	2017
	Audited	Audited	Audited	Audited
Revenue from operations	14,971	14,920	14,420	59,289
Other income, net	723	733	761	3,062
Total income	15,694	15,653	15,181	62,351
Expenses
Employee benefit expenses	7,752	7,667	7,605	30,944
Cost of technical sub-contractors	1,334	1,263	1,135	4,809
Travel expenses	391	342	576	1,638
Cost of software packages and others	314	341	224	1,235
Communication expenses	83	104	82	372
Consultancy and professional charges	185	176	119	538
Depreciation and amortisation expense	343	336	319	1,331
Other expenses	576	641	661	2,546
Total expenses	10,978	10,870	10,721	43,413
Profit before tax	4,716	4,783	4,460	18,938
Tax expense:
Current tax	1,394	1,141	1,314	5,068
Deferred tax	(93)	80	(34)	52
Profit for the period	3,415	3,562	3,180	13,818
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset	(2)	16	(17)	(42)
Equity instruments through other comprehensive income, net	–	(5)	–	(5)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(66)	11	–	39
Fair value changes on investments, net	25	(10)	–	(10)
Total other comprehensive income, net of tax	(43)	12	(17)	(18)
Total comprehensive income, for the period	3,372	3,574	3,163	13,800
Paid-up share capital (par value 5/- each fully paid)	1,148	1,148	1,148	1,148
Other Equity	66,869	66,869	59,934	66,869
Earnings per equity share ( par value 5 /- each)
Basic ()	14.87	15.51	13.85	60.16
Diluted ()	14.86	15.51	13.85	60.15

Notes:

1.	The audited interim condensed financial statements for the quarter ended June 30, 2017 have been taken on record by the Board of Directors at its meeting held on July 14, 2017. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited interim condensed financial statements. The interim condensed financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	Changes to the Board

The Board appointed D. Sundaram as an Independent Director of the Company effective July 14, 2017 based on the recommendations of the Nomination and Remuneration Committee of the Board.

3.	Management Change

(1)	The Company has appointed Inderpreet Sawhney as Group General Counsel and Chief Compliance Officer effective July 3, 2017. The Board in their meeting held on July 14, 2017 resolved to include Inderpreet Sawhney as key managerial personnel (KMP) as defined under Ind AS-24 - Related Party Disclosures and designate her as an Executive Officer of the Company for purposes of reporting under the rules of the Securities Exchange Commission effective from the date of the meeting

The Board of Directors in their meeting held on July 14, 2017, on recommendation of Nomination and Remuneration Committee, have approved the annual compensation of Inderpreet Sawhney. The cash compensation is $ 0.90 million comprising of a fixed component of $ 0.55 million, variable compensation of upto $ 0.35 million and annual performance based stock grants. Accordingly, the Nomination and Remuneration committee approved the grant of 19,450 RSUs and 44,450 stock options with effect from August 1, 2017 under the 2015 Stock Incentive Compensation Plan (2015 Plan). These RSUs and stock options shall vest over a period of 4 years from the date of grant and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of shares and the exercise price of the stock options would be the market price as on the date of grant.

Additionally, the Board of Directors in their meeting held on July 14, 2017, on recommendation of Nomination and Remuneration Committee approved a one time joining bonus of $25,000 and a one-time grant of 38,700 RSUs to be granted with effect from August 1, 2017 based on the approval of the Nomination and remuneration committee at its meeting held on July 13, 2017. These RSUs will vest over a period of 2 years from the date of grant in the ratio of 60:40 and the exercise price will be equal to the par value of the shares.

(2)	Gopi Krishnan Radhakrishnan, Acting General Counsel, resigned from the company effective June 24, 2017. The Board placed on record its appreciation for the services rendered by him during his tenure.

(3)	Sandeep Dadlani, President, resigned from the company effective July 14, 2017. The Board placed on record its appreciation for the services rendered by him during his tenure.

4.	The company has asked, for business reasons, M.D Ranganath, the CFO to operate from the US. Accordingly, the Board of Directors in their meeting held on July 14, 2017, on recommendation of Nomination and Remuneration Committee, have approved a revision to his salary comprising of fixed pay of $ 0.69 million and a variable compensation of upto $0.56 million effective July 1, 2017. In addition, in line with the executive compensation policy, he would be eligible for stock incentives as may be decided by Nomination and Remuneration committee from time to time based on performance.

5.	On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer of assets and liabilities between entities under common control will be accounted for at carrying values and will not have any impact on the consolidated financial statements.

6.	Information on dividends for the quarter ended June 30, 2017

(in )

Particulars	Quarter Ended June 30,	Quarter Ended March 31,	Quarter Ended June 30,	Year Ended March 31,
	2017	2017	2016	2017
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	11.00
Final dividend	–	14.75	–	14.75

7.	Segment reporting (Standalone-Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2017	2017	2016	2017
Revenue by business segment
Financial services (FS)	3,897	3,924	3,873	15,735
Manufacturing (MFG)	1,556	1,566	1,472	6,086
Energy & utilities, communication and services (ECS)	3,654	3,630	3,341	13,999
Retail, consumer packaged goods and logistics (RCL)	2,501	2,503	2,583	10,280
Life sciences, healthcare and insurance (HILIFE)	1,862	1,860	1,627	7,065
Hi-Tech	1,155	1,157	1,270	4,901
All Other Segments	346	280	254	1,223
Total	14,971	14,920	14,420	59,289
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	14,971	14,920	14,420	59,289
Segment profit before tax and depreciation:
Financial Services (FS)	1,070	1,115	1,026	4,291
Manufacturing (MFG)	414	458	410	1,770
Energy & utilities, communication and services (ECS)	1,101	1,126	1,022	4,355
Retail, consumer packaged goods and logistics (RCL)	768	757	771	3,159
Life sciences, healthcare and insurance (HILIFE)	569	573	451	2,089
Hi-Tech	296	308	341	1,354
All other segments	119	52	–	199
Total	4,337	4,389	4,021	17,217
Less:Other unallocable expenditure	344	339	322	1,341
Add:Unallocable other income	723	733	761	3,062
Profit before tax	4,716	4,783	4,460	18,938

Notes on segment information:

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Marker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments

Segmental capital employed

Assets and liabilities used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board
for Infosys Limited

Bengaluru, India	Dr. Vishal Sikka
July 14, 2017	Chief Executive Officer and Managing Director

Certain statements in these results concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time-frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, an inability to accurately predict economic or industry trends, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of these results is July 14, 2017, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.